UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333- 167479

KKR Financial Holdings LLC
(Exact name of registrant as specified in its charter)

555 CALIFORNIA STREET, 50TH FLOOR
SAN FRANCISCO CA 94104
(415) 315-3620
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.375% Senior Notes due 2041
(Title of each class of securities covered by this Form)

7.375% Series A preferred shares representing limited liability company membership interests
7.500% Senior Notes due 2042
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  0(1)

Pursuant to the requirements of the Securities Exchange Act of 1934 KKR Financial Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 29, 2016		KKR FINANCIAL HOLDINGS LLC

	By:	/s/ NICOLE J. MACARCHUK
Nicole J. Macarchuk
General Counsel and Secretary

(1)	On November 15, 2016, all of the securities covered by this Form that were then outstanding were redeemed and paid in full.